UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: March, 2026

Commission File Number: 002-09048

THE BANK OF NOVA SCOTIA

(Name of registrant)

40 Temperance Street, Toronto, Ontario, M5H 0B4

Attention: Secretary’s Department (Tel.: (416) 866-3672)

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐   Form 40-F ☒

This report on Form 6-K shall be deemed to be incorporated by reference in The Bank of Nova Scotia’s registration statements on Form S-8 (File No. 333-199099) and Form F-3 (File No. 333-282565) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF NOVA SCOTIA

Date: March 11, 2026	By:	/s/ Nives Gaiotto
	Name:	Nives Gaiotto
	Title:	Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Notice of 194th Annual and Special Meeting of Shareholders and Management Proxy Circular

99.2	Notice of Availability of Annual and Special Shareholder Meeting Materials

99.3	Form of Proxy

99.4	Mandate of the Board of Directors

99.5	Marked Copy of the Proposed Amendments to By-law No. 1